NEWS RELEASE 05-24	August 26, 2005

FRONTEER GRANTS OPTION ON DIXIE LAKE GOLD PROJECT TO GRANDVIEW GOLD

Fronteer (FRG- TSX/AMEX) has signed a letter of intent with Grandview Gold Inc (CNQ:GVGI) whereby Grandview may earn a 51% interest in Fronteer’s Dixie Lake Gold Project.

The Dixie Lake Project is located 25 kilometres southeast of the town of Red Lake, Ontario and 25 kilometres south of Placer Dome Inc.’s Campbell Mine and Goldcorp Inc.’s Red Lake Mine.

Fronteer has carried out three significant drill campaigns on the project over the past 2 years with encouraging results, including 10.9g/t gold over 8.2 metres in the 88-4 Zone. Fronteer last worked the property in the fall of 2004, completing detailed soil geochemistry and ground geophysics designed to test for new zones of gold mineralization on the property. Several new targets were produced from this work, which are parallel to the 88-4 Zone, road accessible and drill-ready.

According to Dr Mark O’Dea, Fronteer’s President and CEO “We are very pleased to be working with Grandview on this project. They have strong technical knowledge of the gold deposits in the Red Lake Belt and have the capability to advance the Dixie Lake property through aggressive exploration.”

Fronteer is currently focused in its two large advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.. The Agi Dagi and Kirazli Projects are currently being advanced through a combined 13,000 metre drill program.

In addition, Fronteer has a 57%controlling interest in an outstanding uranium district in Labrador. A $5.0 million drill program is currently underway with 13,000 metres scheduled to be completed by the end of November, 2005.

Finally, the Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.